Exhibit 3.14

RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS RESTATED LIMITED PARTNERSHIP AGREEMENT is made and entered into effective the 23rd day of January, 1998, by and among Opryland Hospitality, LLC, a Tennessee limited liability company, as the General Partner, and Gaylord Hotels, LLC, a Delaware limited liability company, as the Limited Partner.

FOR AND IN CONSIDERATION of the mutual covenants hereinafter set forth, and for other good and valuable considerations, the Partners do hereby agree as follows:

1. General.

(a) Governed by Uniform Act. The Partnership shall be governed under the provisions of the Florida Revised Uniform Limited Partnership Act, and this Agreement sets forth and determines the relative rights, duties and interests of the Partners in and to the Partnership.

(b) Purposes. The purpose and business of the Partnership shall be the conduct of any business or activity that may be conducted by a limited partnership organized pursuant to the Act. Any or all of the foregoing activities may be conducted directly by the Partnership or indirectly through another partnership, joint venture or other arrangement.

2. Definitions. As used in this Limited Partnership Agreement and Certificate of Limited Partnership:

(a) Act. The term “Act” shall mean the Revised Uniform Limited Partnership Act as adopted in the State of Florida, as the same may be amended from time to time.

(b) Agreement. The term “Agreement” shall mean this Limited Partnership Agreement, as the same may be amended from time to time.

(c) Capital Account. The term “Capital Account” shall mean the financial account to be established and maintained by the Partnership for each Partner as computed from time to time in accordance with paragraph 6.

(d) Code. The term “Code” shall mean the United States Internal Revenue Code of 1986, as the same may be amended from time to time.

(e) Fiscal Year. The term “Fiscal Year” shall mean the calendar year.

(f) General Partner. The term “General Partner” shall mean Opryland Hospitality, LLC, a Tennessee limited liability company, together with any person or persons who may become a successor or substituted General Partner in accordance with the terms of this Agreement.

(g) Limited Partner. The term “Limited Partner” shall mean Gaylord Hotels, LLC, a Delaware limited liability company, together with any person or persons who are admitted to the Partnership as Limited Partners in accordance with the terms and provisions of this Agreement or the Act.

(h) Management Contract. The term “Management Contract” shall mean the agreement for management services relating to the Project between General Partner and the Partnership, as amended from time to time.

(i) Minimum Gain. The term “Minimum Gain” shall mean the amount determined by (i) computing for each Nonrecourse Liability of the Partnership any gain the Partnership would realize if it disposed of the property subject to that liability for no consideration other than full satisfaction of the liability and (ii) aggregating the separately computed gains, as described in Regulations sections 1.704-l(b)(2)(iv) and 1.704-2(d), Partnership property is properly reflected on the books of the Partnership at a value different from the adjusted tax basis of such property, the calculation of Minimum Gain pursuant to the preceding sentence shall be made by reference to such book value.

(j) Nonrecourse Deductions. The term “Nonrecourse Deductions” shall mean losses, deductions and expenditures described in Section 705(a)(2)(B) of the Code attributable to Nonrecourse Liabilities of the Partnership as described in Regulations section 1.704-2(b)(l).

(k) Nonrecourse Liability. The term “Nonrecourse Liability” shall mean a debt or liability of the Partnership to the extent that no Partner or related person bears the economic risk of loss for that liability within the meaning of Regulations sections 1.704-2(b)(3) and 1.752-2.

(l) Partner Nonrecourse Debt. The term “Partner Nonrecourse Debt” shall mean a debt or liability of the Partnership which would be a Nonrecourse Liability except that a Partner bears the economic risk of loss because, for example, the Partner is the creditor or guarantor as described in Regulations section 1.704-2(b)(4).

(m) Partner Nonrecourse Debt Minimum Gain. The term “Partner Nonrecourse Debt Minimum Gain” shall have the meaning ascribed to such term in Regulations sections 1.704-2(i)(2), (3).

(n) Partner Nonrecourse Deductions. The term “Partner Nonrecourse Deductions” shall mean any item of partnership loss, deduction, or expenditure under Section 705(a)(2)(B) of the Code that is attributable to a Partner Nonrecourse Debt, as determined pursuant to Regulations section 1.704-2(i)(2).

(o) Partners. The term “Partners” shall mean and include the General Partner and the Limited Partner.

(p) Partnership. The term “Partnership” shall mean this limited partnership, Opryland Hotel-Florida Limited Partnership.

(q) Percentage Interest. The term “Percentage Interest”, with respect to any Partner, shall mean the interest of such Partner in the profits, losses, distributions, capital, and assets of the Partnership as provided in Exhibit A to this Agreement.

(r) Project. The term “Project” shall refer to the construction and operation of the Opryland Hotel Florida, a 1400 room hotel and convention center located in Osceola County, Florida.

(s) Regulations. The term “Regulations” shall mean regulations, as promulgated under the Code from time to time.

3. Names and Addresses.

(a) Name of Partnership. The name of the Partnership shall be Opryland Hotel-Florida Limited Partnership, and the business and activities of the Partnership shall be conducted under that name.

(b) Principal Place of Business. The principal place of business of the Partnership shall be at One Gaylord Drive, Nashville, Tennessee 37214. The Partnership may maintain such other offices and places of business as the General Partners may deem advisable for the benefit of the Partnership.

(c) Names and Addresses of Partners. The names and addresses of the General Partner and the Limited Partner are set forth in Exhibit A hereto, which Exhibit A is hereby incorporated herein by reference.

(d) Change of Address. Any Partner may change its address by written notice to the Partnership given as provided herein.

4. Powers of the Partnership. The Partnership is authorized:

(a) Acquire Assets. To construct, purchase, receive or otherwise acquire any real or personal property;

(b) Manage, Operate and Convey Assets. To operate, maintain, improve, sell, option, convey, assign, mortgage, lease or otherwise manage or transfer any assets owned by the Partnership;

(c) Borrow Funds. To borrow money and issue evidences of indebtedness in furtherance of the Partnership business, whether secured or unsecured;

(d) Refinancings. To prepay, in whole or in part, refinance, recast, increase, modify and extend any Partnership indebtedness according to the terms thereof;

(e) Enter into Contracts. To execute, deliver, and perform such agreements, documents, and instruments as may be advisable in connection with the conduct of the Partnership business; and

(f) Broad Power to Act. To do any and all other acts of any kind whatsoever in connection with the accomplishment of the purposes of the Partnership.

5. Term. Unless dissolved sooner in accordance with the provisions of this Agreement, the Partnership shall continue until its dissolution on December 31, 2073.

6. Capital Accounts.

(a) In General. A Capital Account shall be established on the books of the Partnership for each Partner. Each such Capital Account shall be credited with the respective Partner’s initial capital contribution as shown on Exhibit A, with all subsequent capital contributions as and when made, and with the respective Partner’s share, determined as provided herein, of Partnership net profits. Each Partner’s Capital Account shall be debited with the respective Partner’s share, determined as provided herein, of Partnership net losses and with the amount of all distributions made by the Partnership to such Partner. Capital Accounts shall be determined and maintained throughout the full term of the Partnership in accordance with the capital accounting rules of Regulations Section 1.704-1(b)(2)(iv), including any amendment and successor regulations thereto.

(b) Additional Capital Contributions. No additional capital contributions shall be required of any Partner; provided, however, that the General Partner shall contribute from time to time sufficient cash to maintain a Capital Account balance equal to at least one and one-hundredths percent (1.01%) of the Capital Account balance of the Limited Partner.

(c) Transfers of Partnership Interests. Upon the transfer by any Partner of any part or all of its Partnership Interest in accordance with the terms of this Agreement, the proportionate amount of its respective Capital Account shall be transferred to the transferee.

7. Allocation of Profits and Losses.

(a) Partners’ Interest in Profits and Losses. Except as provided in subparagraphs 7(b), 7(c), and 7(d) hereof, all Partnership net profits and net losses, and each item of income, gain, loss or deduction related thereto, from whatever source derived, shall be allocated for financial accounting and federal income tax purposes among the Partners in proportion to the Percentage Interest of each Partner.

(b) Allocations to Reflect Contributed Property. If a Partner contributes property to the Partnership which has a difference between its tax basis and its fair market value on the date of its contribution, then all items of income, gain, loss and deduction with respect to such contributed property shall be shared between the Partners, pursuant to Section 704(c) of the Code, so as to take account of the variation between the basis of such property and its fair market value at the time of contribution.

(c) Limitations and Qualifications Regarding Allocations. Notwithstanding the provisions of subparagraph 7(a) hereof, net profits and net losses of the Partnership (or items of income, gain, loss, deduction or credit, as the case may be) shall be allocated in accordance with the following provisions of this subparagraph 7(c) to the extent such provisions shall be applicable.

(i) Nonrecourse Deductions of the Partnership for any Fiscal Year shall be specially allocated to the Partners in accordance with the Percentage Interests of the respective Partners. Partner Nonrecourse Deductions of the Partnership for any Fiscal Year shall be specially allocated to the Partner who bears the economic risk of loss for the Partner Nonrecourse Debt in question. The provisions of this subparagraph 7(c)(i) are intended to satisfy the requirements of Regulations sections 1.704-2(e)(2) and 1.704-2(i)(l) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(ii) If there is a net decrease in the Minimum Gain of the Partnership during any Fiscal Year, each Partner shall be specially allocated items of Partnership income and gain for such year equal to that Partner’s share of the net decrease in Minimum Gain, within the meaning of Regulations section 1.704-2(g)(2). The provisions of this subparagraph 7(c)(ii) are intended to comply with the minimum gain chargeback requirement of Regulations section 1.704-2(1) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(iii) If there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Fiscal Year, each Partner that has a share of such Partner Nonrecourse Debt Minimum Gain as of the beginning of such Fiscal Year, determined in accordance with Regulations section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such Fiscal Year (and, if necessary, for succeeding Fiscal Years) equal to such Partner’s share of the net decrease in Partner Nonrecourse Debt Minimum Gain. The provisions of this subparagraph 7(c)(iii) are intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback requirement of Regulations section 1.704-2(i)(4) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(iv) If the allocation of net loss (or items thereof) to any Partner as provided in subparagraph 7(a) hereof (other than Nonrecourse Deductions or Partner Nonrecourse Deductions) would either cause such Partner to have a deficit balance in such Partner’s Capital Account or increase the deficit balance of said Partner’s Capital Account, there shall be allocated to such Partner only that amount of net loss (or items thereof) as will not cause such Partner to have a deficit balance in such Partner’s Capital Account or increase the deficit balance of said Partner’s Capital Account. The net loss (or items thereof) that would, absent the application of the preceding sentence, otherwise be allocated to a Partner shall be allocated (i) first, to Partners whose Capital Accounts have positive credit balances, in proportion to such positive credit balances; and (ii) second, to the Partners in accordance with their “interests in the Partnership”, as determined pursuant to section 704(b) of the Code and the Regulations promulgated thereunder.

(v) If any Partner unexpectedly receives any adjustment, allocation or distribution described in clauses (4), (5) and (6) of Regulations section 1.704-l(b)(2)(ii)(d) which creates or increases a deficit balance in such Partner’s Capital Account, such Partner shall be allocated items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income, and gain for such Fiscal Year) in an amount and manner sufficient to eliminate, as quickly as possible, to the extent required by the relevant Regulations, the deficit balance of such Partner’s Capital Account created or increased as a result of the unexpected allocation.

The provisions of this subparagraph 7(c)(v) are intended to comply with the “qualified income offset” requirement of Regulations section 1.704-l(b)(2)(ii)(d)(3) and shall be interpreted in accordance therewith for all purposes under this Agreement.

(d) Transfers of Partnership Interests. In the event of a transfer by a Partner of all or part of such Partner’s Partnership interest in accordance with the terms and conditions of this Agreement, or in the event of any increase or decrease in the interest of any Partner, whether arising out of the entry of a new Partner, the liquidation (partial or whole) of any Partner’s interest, or otherwise, the share of the profits and losses of the respective Partners, and each item of income and expense related thereto, shall be determined by the “pro-rata method” described in Regulations section 1.706-l(c)(2)(ii), and all such items for the entire Fiscal Year shall be allocated between the disposing and transferee Partner according to the portion of the Fiscal Year that the interest in the Partnership was held by each.

8. Distributions.

(a) Non-liquidating Distributions. The General Partner may, but shall not be required to, distribute to the Partners any cash available for distribution from time to time (after the establishment of such operating and contingency reserves as the General Partner deems advisable), such distributions (except as provided in subparagraph 8(b)) to be divided between the Partners according to their Percentage Interests.

(b) Liquidation Distributions. When the Partnership is terminated or any Partner’s interest in the Partnership liquidated, pursuant to paragraph 18 hereof or otherwise, any liquidating distribution to any Partners shall be according to the positive balance of their Capital Accounts, allocation of income, gain, expense and loss in the Fiscal Year of liquidation (including the allocation for the deemed sale of assets distributed in kind required by subparagraph 19(d)). The provisions of the preceding sentence of this subparagraph 8(b) are intended to comply with the Regulations section 1.704-l(b)(2)(ii)(b)(2) and shall be interpreted in accordance therewith for all purposes.

9. Limitation on Withdrawals of Capital by Limited Partners. Prior to the liquidation of the Partnership, the Limited Partner shall have no right to withdraw or reduce its contribution to the capital of the Partnership or to require the Partnership to make any distribution to the Partners.

10. Management of Partnership Business.

(a) Partnership Managed by General Partner. The management of the Partnership’s business shall be vested solely in the General Partner who shall devote such time and attention to the business of the Partnership as may be appropriate. The General Partner shall manage the affairs of the Partnership to the best of the General Partner’s ability and shall use its best efforts to carry out its responsibilities as set forth herein. The General Partner shall have full power to carry out the purposes and objectives of the Partnership through the exercise of the authority conferred upon the Partnership under paragraph 4 hereof, and the General Partner shall possess and may enjoy and exercise all of the rights and powers of general partners as more particularly provided by the Act, except to the extent any of such rights may be limited or restricted by the express provisions of this Agreement.

(b) Execution of Contracts and Agreements. In addition to, and by no means limiting the authority set forth in Section 10(a), its General Partner is authorized to execute and deliver, for and on behalf of Partnership, such notes and other evidences of indebtedness, contracts, agreements, assignments, leases, loan agreements, mortgages, and other security instruments and deeds, and any and all other documents and instruments as the General Partner deems proper, all on such terms and conditions as it deems proper; provided, however, that notwithstanding anything in this Agreement to the contrary, any decision respecting the sale of all or a portion of the property of the Partnership shall be made only upon unanimous consent of the Partners.

(c) Management Contract. General Partner shall act as the agent and manager for the Partnership with respect to the management of the Project, all in accordance with the provisions of the Management Agreement.

(d) Reimbursement for Expenses. The General Partner shall be entitled to be reimbursed for all reasonable costs and expenses incurred by the General Partner in carrying out their duties hereunder or in carrying on the business and activities of the Partnership.

(e) Tax Matters Partner. The General Partner shall be the “tax matters partner” (as defined in Section 6231(a)(7) of the Code) for all administrative and judicial proceedings for the assessment and collection of tax deficiencies and for the refund of tax overpayments arising out of a Partner’s distributive share of Partnership income, losses and credits.

(f) Liability of General Partner. The management and operation of the Partnership shall be at the risk and expense of the Partnership and not at the risk and expense of the General Partner. The General Partner shall have no liability to the Partnership or the Limited Partners for any mistakes or errors in judgment or for any act or omission which the General Partner believes in good faith to be within the scope of authority conferred upon the General Partner by this Agreement (except acts or omissions involving willful misconduct, fraud, or gross negligence as the General Partner) if the General Partner discharges the General Partner’s duties in compliance with the Act.

11. Powers, Rights and Obligations of Limited Partners.

(a) No Liability for Partnership Obligations. No Limited Partner shall be subject to assessment nor shall any Limited Partner be personally liable for or upon any of the debts or obligations of the Partnership or any of the losses of the Partnership.

(b) No Right to Participate in Management. No Limited Partner, as such, shall take part in the management of the Partnership’s business, or have any power, right, or authority to enter into any agreement, execute or sign documents for, make representations on behalf of, or to otherwise act so as to bind the Partnership in any manner.

(c) Right to Information and Accountings. Each Limited Partner shall have the right to true and full information of all things affecting the Partnership and to a formal accounting of Partnership affairs whenever circumstances render it just and reasonable.

12. Dealings with Partnership. Any Partner or an entity in which any Partner, or a partner, officer, or employee of such Partner, holds a material ownership interest may deal with

Partnership as an independent contractor or as an agent for others or for Partnership in connection with the business of partnership and may receive from Partnership or such others normal profits, compensation, commissions, or other income incident to such dealings, provided that: (i) any amounts payable by Partnership shall not be greater than the amount which Partnership would have to pay under an arm’s length contract with a nonrelated entity, (ii) such Partner shall disclose in advance in writing to Partners the existence of such relationship, and the compensation or price to be received by such related entity, and (iii) such Partner shall obtain from the other Partners written consent to such dealing. If any Partner fails to make the required disclosures or to obtain the required consent, such Partner shall remit to Partnership, on demand of any other Partner, all profits, compensation, commissions, and income derived by such Partner and any such related entity from such dealing.

13. Dealings Outside Partnership. General Partner shall devote such time and effort to Partnership business as may be necessary to promote adequately the interests of Partnership and the mutual interests of Partners. No Partner shall be required to devote full time to Partnership business and any Partner may, at any time and from time to time, engage in and possess an interest in other business ventures of any and every type and description, including, without limitation, the ownership, development, operation, and management of hotel properties, some or all of which may be in competition with the Project, and neither Partnership nor any Partner shall have, by virtue of this Agreement, any right, title, or interest in or to such independent venture of any Partner.

14. Restrictions on Transfers of Partnership Interests. No Partner may sell, assign, give, transfer, pledge, or encumber, directly or indirectly, any of its interest in the Partnership, whether now owned or hereafter acquired, without the prior unanimous consent of the Partners.

15. Valuation of Partnership Assets. Whenever it is necessary to determine the fair market value of any non-cash assets owned by the Partnership for which market quotations are not available, then if the interested parties are unable to agree upon the fair market values of such assets, such values shall be as determined by a competent appraiser chosen by the General Partner, and such appraised value shall be deemed to be the fair market value of the assets in question. All costs incurred shall be borne by the Partnership.

16. Books, Records. Accounts, and Reports.

(a) Maintenance of Accurate Records. At all times during the existence of the Partnership, the General Partner shall keep, or cause to be kept, full and true books of account, in which all transactions of the Partnership shall be entered fully and accurately. If and as deemed necessary by the General Partner, adequate reserves may be established for accounting, legal, management, and other similar fees, ad valorem taxes, insurance, and any other item for which reserves should be established in the discretion of the General Partner. Such books of account, together with a copy of this Agreement and all amendments hereto, shall at all times be maintained at the p1incipal office of the Partnership and shall be open to reasonable inspection and examination by the Partners or their duly authorized representatives.

(b) Tax Returns. The General Partner shall have income tax returns prepared for the Partnership, and a report indicating the respective Partners’ shares of the net income or losses,

capital gains or losses, and other items required under the Code to be separately allocated to each Partner, shall be distributed to the Partners within a reasonable time after the close of the taxable year or the period of the Partnership for which such return was prepared.

(c) Partnership Accounts. All funds of the Partnership shall be deposited in a separate bank account or accounts and only the General Partner, and such persons as may be designated by the General Partner, may sign checks and draw upon such account or accounts.

(d) Method of Giving Consent.

17. Death, Retirement, Incompetency or Dissolution of General Partners. In the event of the dissolution of the General Partner, the Limited Partner may within thirty days after notice of such event, elect to continue the Partnership. In the event that the Limited Partner elects to continue the Partnership, the Limited Partner shall designate a new General Partner. If such new General Partner shall accept such designation, it shall succeed to all the rights, duties and obligations of the General Partner occurring from and after the date of its acceptance. In the absence of such designation, consent and acceptance, and in the event that there is no General Partner otherwise remaining, the Partnership shall be dissolved on such thirtieth day, in which event the Limited Partner shall wind up and liquidate the Partnership as provided in paragraph 19 below.

18. Dissolution. The Partnership shall be dissolved upon the earlier of:

(a) Expiration of Term. The expiration of its term on December 31, 2073;

(b) Election to Terminate. The election to terminate the Partnership made in writing by all Partners; or

(c) Lack of General Partners. At any time there shall be no General Partner and a new General Partner shall not have been designated pursuant to paragraph 17 above.

19. Liquidation. Following the dissolution of the Partnership for any reason, the General Partner, or the Limited Partner designated in accordance with the provisions of paragraph 17 above, or the person required by law to wind up its affairs, shall liquidate the Partnership and shall apply the proceeds of such liquidation and distribute the remaining assets of the Partnership in the following order:

(a) Payment of Creditors other than Partners. To the repayment of creditors of the Partnership other than Partners;

(b) Payment of Partner-Creditors. To the repayment of Partners to the extent of loans made to the Partnership;

(c) Reserves. To the setting up of any reserves deemed reasonably necessary by the person liquidating the Partnership for any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the conduct of the business and affairs of the Partnership.

(d) Remainder to Partners. The remainder to the Partners in accordance with their respective Capital Account balances as provided in paragraph 8(b) hereof. If any assets of the Partnership are distributed in kind to the Partners, those assets shall be treated as if sold for their fair market value (determined in accordance with paragraph 15 hereof) and allocations of deemed profit or loss thereon shall be made to the Capital Accounts in accordance with paragraph 7 hereof prior to the final distribution. Each Partner shall receive an undivided interest in the assets or assets of the Partnership so distributed in kind in proportion to the balance of such Partner’s Capital Account after deducting the portion of the final distribution made in cash to all Partners.

(e) Period to Complete Liquidation. All Partnership assets shall be distributed by the later of (i) the last day of the tax year of the liquidation as defined in Regulations section 1.704(b) or (ii) 90 days after the liquidation.

20. Amendments to Limited Partnership Agreement.

(a) Unanimous Vote of Partners. This Agreement may be amended by written action signed by all Partners.

(b) Certain Amendments by General Partner. Notwithstanding the provisions of subparagraph 20(a) hereof, amendments to reflect any one or more of the following events may be made by the General Partner in order to carry out the other provisions of this Agreement and to comply with law, and no such amendments shall require the vote, approval, or written consent of the Limited Partner:

(i) Change of Partnership’s Name. A change in the name of the Partnership;

(ii) Change of Partnership’s Location. A change in location of the principal place of business of the Partnership;

(iii) Change of Partner’s Name. A change in the name of a Partner;

(iv) Change in Partner’s Residence. A change in place of residence of a Partner; and

(v) Substitution of Limited Partner. A substitution of a Limited Partner.

21. Miscellaneous.

(a) Notices. The address of each Partner for all purposes shall be the address set forth in the attached Exhibit A to this Agreement or such other address of which the General Partners have received written notice. Any notice, demand, or request required or permitted to be given or made hereunder shall be in writing and shall be deemed given or made when delivered or when deposited in the U.S. Mails, postage prepaid, certified or registered, return receipt requested, to such Partner at such address.

(b) Paragraph Titles for Convenience Only. All titles and captions in this Agreement are for convenience only and shall not be deemed or construed to define, limit, extend, or describe the scope of interest of this Agreement or any part hereof.

(c) Delaware Law Controls. The construction and validity of this Agreement shall be determined in all respects in accordance with and shall be governed by the laws of the State of Delaware.

(d) Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and assigns.

(e) Partition. No Partner or successor to any Partner shall have the right while this Agreement is in effect to have the Property partitioned, or to file a complaint or institute any proceeding at law or in equity to have the Property partitioned, and each Partner, on behalf of itself, its successors, and assigns hereby waives any such right.

(f) Severability. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect the validity of the remainder or any other provision of this Agreement in any respect whatsoever.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first appearing above.

“GENERAL PARTNER”

OPRYLAND HOSPITALITY, LLC

By:	/s/ Carter R. Todd
Title:	Secretary

“LIMITED PARTNER”

GAYLORD HOTELS, LLC

By:	/s/ Carter R. Todd
Title:	Secretary

EXHIBIT A

Opryland Hotel-Florida Limited Partnership

GENERAL PARTNER	Required Contribution to Capital	Percentage Interest in Profits, Losses and Capital

Opryland Hospitality, LLC One Gaylord Drive Nashville, TN 37214	$1.00	1%

LIMITED PARTNER

Gaylord Hotels, LLC One Gaylord Drive Nashville, TN 37214	$99.00	99%